Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION

ENTERING INTO THE COOPERATION FRAMEWORK

AGREEMENT WITH GUANGDONG HUITIAN

ENTERING INTO THE COOPERATION FRAMEWORK AGREEMENT WITH GUANGDONG HUITIAN

The Board announces that, on January 2, 2024, Guangdong Xiaopeng entered into the Cooperation Framework Agreement with Guangdong Huitian, pursuant to which, Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Mr. Xiaopeng He, a controlling shareholder of the Company, controls Guangdong Huitian, and therefore Guangdong Huitian constitutes an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, the transactions contemplated under the Cooperation Framework Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio in respect of maximum annual cap is expected to be more than 0.1% but less than 5%, the transactions contemplated under the Cooperation Framework Agreement are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

ENTERING INTO THE COOPERATION FRAMEWORK AGREEMENT WITH GUANGDONG HUITIAN

Background

As of June 18, 2021, a subsidiary of the Company had entered into a technical consulting services framework agreement with Guangzhou Huitian (the “Technical Consulting Services Framework Agreement”), pursuant to which, the Company provided technical consulting, technical training and technical services, as well as certain operational support services, including human resources management and services, to Guangzhou Huitian. The term of the Technical Consulting Services Framework Agreement expired on December 31, 2023. We also refer to the announcement of the Company dated August 23, 2022 in relation to, among other things, the revision of pricing policy for provision of technical consulting service with Guangzhou Huitian.

The Cooperation Framework Agreement with Guangdong Huitian

The Board announces that, on January 2, 2024, Guangdong Xiaopeng entered into the Cooperation Framework Agreement with Guangdong Huitian, pursuant to which, Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian. The term of the Cooperation Framework Agreement commences on January 1, 2024 and will end on December 31, 2025. Subject to the terms of the Cooperation Framework Agreement, Guangdong Xiaopeng and Guangdong Huitian will enter into specific agreements to set out specific terms and conditions in respect of the services.

A flying vehicle consists of two parts, namely the ground module and the air module. According to the Cooperation Framework Agreement, Guangdong Xiaopeng will be responsible for manufacturing the ground modules and the final assembly of the flying vehicles. Guangdong Xiaopeng will provide R&D services and other technology consulting services in relation to the ground module of the flying vehicles to Guangdong Huitian before the mass production of the flying vehicles, which is currently expected to be in the fourth quarter of 2025. Guangdong Xiaopeng will also license Guangdong Huitian to use its intellectual properties and charge royalties. In addition, Guangdong Huitian will license Guangdong Xiaopeng to use relevant intellectual properties in relation to the R&D and manufacture of ground module of the flying vehicle at no charge. In order to meet the requirements of manufacture of the ground module, Guangdong Huitian will also bear the cost of the upgrade and renovation of production capacities of Guangdong Xiaopeng’s factories.

After the mass production of the flying vehicles, Guangdong Xiaopeng will exclusively sell the flying vehicle products manufactured and assembled by it to Guangdong Huitian and Guangdong Huitian will non-exclusively sell the flying vehicle products to the end customers through the distribution network of the Group.

Pricing Policy

(i) Pre-mass Production

Before the mass production of the flying vehicles, Guangdong Xiaopeng will charge Guangdong Huitian for the services provided as follows. When determining the pricing policies before the mass production of the flying vehicles, Guangdong Xiaopeng has taken into account, among other things, the prevailing salary level of R&D personnels in the industry, and the expected increase in the salaries of such R&D personnels, which represented Guangdong Xiaopeng’s resources and costs for rendering such services.

(a) for R&D service: the service fee will be calculated based on the actual expenses of the services, including the salaries of relevant employees, and a markup rate of 50%;

(b) for other technology consulting service: the service fee will be calculated based on the actual costs of the services, including the salaries of relevant employees, and a markup rate of 15%; and

(c) for any other costs relating to the upgrade and renovation of production capacities of Guangdong Xiaopeng’s factories, Guangdong Xiaopeng will charge Guangdong Huitian based on the actual costs incurred and a markup rate of 5%.

(ii) Post-mass Production

After the mass production of the flying vehicles, the price per vehicle sold to Guangdong Huitian will be determined based on the following formula:

Price per vehicle = Actual cost (tax inclusive) + IP licensing royalty(1) + manufacturing fee(2)

Notes:

(1) The IP licensing royalty is RMB20,000 per vehicle.

(2) The manufacturing fee is RMB10,000 per vehicle.

When determining the pricing policies after the mass production of the flying vehicles, Guangdong Xiaopeng has taken into account, among other things, the actual costs of the components to be incurred by Guangdong Xiaopeng, the value of intellectual properties to be licensed to Guangdong Huitian, and the prevailing salary level as well as the expected increase in salaries of its employees participating in the manufacturing of the flying vehicles.

The total transaction amount with respect to the sales of flying vehicles from Guangdong Xiaopeng to Guangdong Huitian will be determined based on the price per vehicle mentioned above and the total volume of ground modules manufactured by Guangdong Xiaopeng.

With respect to the sales agent service provided to Guangdong Huitian, Guangdong Xiaopeng will charge commission of (i) RMB71,000 per vehicle when the volume of mass production is less than 25,000 or (ii) when the volume of mass production reached 25,000 or above, RMB71,000 per vehicle for 25,000 vehicles and RMB60,000 per vehicle for vehicles exceeding 25,000. Such pricing policy is determined with reference to other sales agent service providers in the industry and the actual cost of services of Guangdong Xiaopeng.

Annual Caps and Basis of Annual Caps

The annual caps of the transactions contemplated under the Cooperation Framework Agreement for the years ending December 31, 2024 and 2025 are RMB150,000,000 and RMB642,250,000, respectively.

The proposed annual caps of the transactions contemplated under the Cooperation Framework Agreement are determined based on the following:

(a) the rapid development of the flying vehicle technology of Guangdong Huitian, and its increasing demand of R&D services and technical consulting services as well as the cooperation in research and development of flying vehicles;

(b) the value of technology and resources regarding automotive products (including licensing of intellectual properties) provided to Guangdong Huitian as for the development of flying vehicles;

(c) according to our current discussion with Guangdong Huitian, the estimated funding to be provided by Guangdong Huitian to improve our production capacity with the aim of manufacturing ground modules of Guangdong Huitian’s flying vehicle products; and

(d) our estimated annual sales volume of flying vehicle products to Guangdong Huitian and Guangdong Huitian’s estimated annual sales volume through our distribution network.

Reasons for and Benefits of Entering into the Cooperation Framework Agreement with Guangdong Huitian

Guangdong Huitian is mainly engaged in research, development, production and sales of flying vehicles. The Company believes that with the rapid development of Guangdong Huitian and the synergistic effect created through the coordination with Guangdong Huitian, it is expected that the goal of creating an intelligent transportation ecosystem will ultimately come true in the future. The Company can also benefit economically from this collaboration and fully utilize its intellectual properties and production capacity. Entering into the Cooperation Framework Agreement is in the interest of the Company and the shareholders of the Company as a whole.

INFORMATION OF THE PARTIES

The Company

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology- savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, the PRC, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. The Class A ordinary shares and the ADSs of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

Guangdong Xiaopeng

Guangdong Xiaopeng is a company incorporated in the PRC with limited liability and a subsidiary of the Company. Guangdong Xiaopeng is primarily engaged in design and technology development.

Guangdong Huitian

Guangdong Huitian is a company incorporated in the PRC with limited liability. Guangdong Huitian is primarily engaged in research and development of flying vehicles.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Mr. Xiaopeng He, a controlling shareholder of the Company, controls Guangdong Huitian, and therefore Guangdong Huitian constitutes an associate of Mr. Xiaopeng He and a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, the transactions contemplated under the Cooperation Framework Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio in respect of maximum annual cap is expected to be more than 0.1% but less than 5%, the transactions contemplated under the Cooperation Framework Agreement are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

DIRECTORS’ CONFIRMATION

The Directors (including the independent non-executive Directors) are of the view that (i) the Cooperation Framework Agreement is fair and reasonable, and that the transactions contemplated thereunder are in the ordinary and usual course of business of the Company, on normal commercial terms and in the interests of the Company and the Shareholders as a whole; and (ii) the proposed annual caps under the Cooperation Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

As at the date of this announcement, as Mr. Xiaopeng He owns the majority of the outstanding and issued shares of Guangdong Huitian, he has abstained from voting on the relevant Board resolution approving the Cooperation Framework Agreement.

Save for the above, to the best knowledge, information and belief of the Directors after having made all reasonable enquiries, no other Director has a material interest in the Cooperation Framework Agreement.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“Company” or “XPENG”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on New York Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Guangdong Huitian”	Guangdong Huitian Aerospace Technology Co., Ltd. (廣東匯天航空航天科技有限公司)

“Guangdong Xiaopeng”	Guangdong Xiaopeng Motors Technology Co., Ltd. (廣東小鵬汽車科技有限公司)

“Guangzhou Huitian”	Guangzhou Huitian Aerospace Technology Co., Ltd. (廣州匯天航空航天科技有限公司)

“Hong Kong”	Hong Kong Special Administrative Region

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of the share(s) of the Company

“%”	per cent

On behalf of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Tuesday, January 2, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Ms. Xiao Hu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

* For identification purpose only